
Mail Stop 3720

May 9, 2006

<u>Via U.S. Mail and Fax (504) 729-1436</u>
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      RE: **Stewart Enterprises, Inc.**
                Form 10-Q for the quarter ended January 31, 2006
                Filed March 13, 2006
                File No. 1-15449

Dear Mr. Kitchen:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended January 31, 2006

Condensed Consolidated Statements of Cash Flows, page 7

1. We understand that currently you are presenting the net changes in balance sheet line
    items such as "preneed funeral deferred revenue", "non-controlling interest in funeral
    trusts" and "preneed funeral receivables and trust investments" in the line item "Net
    effect of preneed funeral production and maturities", which is classified within cash
    provided by operating activities on the cash flow statement. We do not believe that
    this net presentation, with all activities being classified within operating activities,
    complies with the requirements of SFAS No. 95 "Statement of Cash Flows".

    Your response to this comment should detail a cash flow presentation that is
    compliant with SFAS 95, while also presenting meaningful information to an investor
    to enable them to better understand the underlying cash flows. We recognize that this
    represents a change from your historical manner of presenting cash flows related to
    the activities of the preneed funeral and cemetery merchandise and services trusts and
    cemetery perpetual care trusts. To the extent that any change in classification would
    require information that you currently do not track (for example, gross movements
    within the investment portfolio), please note that in your response.

    At a minimum, your response should address how you believe each of the following
    cash flows should be classified, citing appropriate portions of SFAS 95 to support
    your position. This list may not be all inclusive, so if there are other associated cash
    inflows and outflows that you believe relevant to this discussion, they should also be
    addressed.

    - The refundable deposit originally made by the customer for services to be
      performed at some future date;
    - The transfer of this deposit from the company to the trust, where it is invested as
      part of a larger investment portfolio;
    - Cash received for interest and dividends related to earnings of the investment
      portfolio;
    - The reinvestment of these interest and dividends within the investment portfolio;
    - If the interest and dividends are not reinvested within the investment portfolio,
      specify what they are used for, and how they should be classified;
    - The removal of funds from the investment portfolio once state requirements have
      been met, and the transfer of these funds from the trust back to the company.

    Also address any other relevant disclosures, such as information related to non-cash
    investing and financing activities associated with these trusts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kyle Moffatt, Branch Chief at 202-551-3836 or Sondra Stokes, Associate Chief Accountant at (202) 551-3365 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director